Exhibit 99.1

Bit Origin Outlines Strategic Priorities and Proposed Corporate Rebranding for Its Next Phase of Growth

•    Proposed SANGRIX name reflects the Company’s evolving focus on AI computing and digital infrastructure

•    Company remains focused on advancing its NVIDIA Blackwell B300 infrastructure transaction

•    Fiscal 2027 priorities include deployment execution, recurring revenue development and selective expansion

SINGAPORE, July 31, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) (the “Company”), a company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies, today outlined its strategic priorities for fiscal 2027 and provided additional context regarding its proposed corporate name change to SANGRIX INC.

The proposed SANGRIX name is intended to evoke scale, next-generation technology, infrastructure and execution, reflecting the Company’s evolving focus on AI computing and digital infrastructure. The proposed rebranding is designed to establish a broader corporate identity aligned with the Company’s future business strategy and long-term growth plans.

The proposed name change remains subject to shareholder approval at the Company’s extraordinary general meeting scheduled for August 11, 2026. If approved, the name change will become effective only after the Registrar of Companies of the Cayman Islands enters the new name in the register and issues a Certificate of Incorporation on Change of Name. There can be no assurance that the requisite shareholder approval will be obtained, that the Registrar of Companies will register the new name, or that the proposed rebranding will be completed on the timeline described above or at all.

As the Company enters fiscal 2027, its principal operational priority is to advance the expected delivery and deployment of the sixteen NVIDIA Blackwell B300 AI servers included in its recently announced transaction. The servers have not yet been delivered or deployed and are currently expected to be delivered during the third quarter of 2026 for deployment at a data center facility in Malaysia.

Following successful delivery and deployment, the servers are expected to support the Company’s initial recurring revenue base from AI computing infrastructure.

In addition to executing its existing transaction, the Company intends to selectively evaluate further opportunities involving GPU computing, server leasing, storage infrastructure and related digital infrastructure services. The Company expects to prioritize opportunities supported by identifiable customer demand and commercially reasonable operating arrangements.

“The proposed SANGRIX name reflects the broader direction we envision for the Company as we enter our next stage of development,” said Jinghai Jiang, Chairman and Chief Executive Officer. “Our immediate priority remains the execution of our recently announced AI infrastructure transaction. We are focused on advancing deployment, establishing an initial recurring revenue foundation and evaluating future opportunities through disciplined capital allocation.”

The Company expects to provide additional updates following the extraordinary general meeting and as material operational and deployment milestones are achieved.

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is a company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies. The Company is evaluating and pursuing opportunities involving GPU computing, server leasing, storage infrastructure and related digital infrastructure services.

For more information, please visit www.bitorigin.io.

Forward-Looking Statements

This press release contains forward-looking statements regarding, among other matters, the proposed corporate name change, shareholder approval, the Company’s business strategy, the expected delivery and deployment of AI computing equipment, anticipated revenue and future business opportunities.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the failure to obtain shareholder approval of the proposed name change, supplier performance, delivery or deployment delays, data center readiness, customer demand and counterparty performance, financing availability, market conditions and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Company Contact

Bit Origin Ltd
Mr. Jinghai Jiang
Chairman and Chief Executive Officer
Email: ir@bitorigin.io